15

02049315

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Auterra Ventures Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4653 FISCAL YEAR ~~12-28~~ 2-28-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 8/16/02

82-4653

02 AUG 15 AM 12:36

ARS

12-28-02

AUTERRA VENTURES INC.

FINANCIAL STATEMENTS

FEBRUARY 28, 2002

(FEBRUARY 28, 2001)

AUTERRA VENTURES INC.
BALANCE SHEET
FEBRUARY 28, 2002
(With comparative audited figures for February 28, 2001)

	2002	2001 (Note 15)
ASSETS		
Current Assets		
Cash	$ 2,771	$ 97,735
Cash in trust	46	32,000
Accounts receivable (Note 7c)	86,249	-
Goods and services tax recoverable	7,988	15,797
Exploration grant receivable	5,000	-
Mineral exploration tax credit recoverable	11,651	7,926
Prepaid expenses	1,269	25,025
Marketable securities (Notes 2 and 4)	4,000	4,000
	118,974	182,483
Due from Related Party (Note 5)	1,576	1,576
Property, Plant and Equipment (Notes 2 and 6)	11,530	15,414
Mineral Properties, including deferred costs (Notes 2 and 7)	340,788	322,802
	$ 472,868	$ 522,275
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 172,399	$ 119,540
Due to related parties (Note 8)	186,003	69,259
	358,402	188,799
Loan Payable (Note 9)	7,661	7,083
	366,063	195,882
SHAREHOLDERS' EQUITY		
Share Capital (Note 10)	2,346,934	2,334,934
Deficit	(2,240,129)	(2,008,541)
	106,805	326,393
	$ 472,868	$ 522,275

Approved on Behalf of the Board:

Director

Director

The accompanying notes are an integral part of these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c. **Option Payments**

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

d. **Property Examination Costs**

Property examination costs represent the current costs of evaluating the potential merit of mineral properties which have been determined by such examination to have no future value. As no continuing interest is acquired in the evaluated mineral properties, all related costs are expensed in the year incurred.

e. **Marketable Securities**

Marketable securities are valued at the lower of cost and market value. Shares are valued at cost if their decline in market value is considered temporary.

f. **Property, Plant and Equipment**

Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Automobile	30%
Furniture and fixtures	20%

In the year of acquisition, amortization is recorded at one-half the normal rate.

g. **Loss per Share**

Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

h. **Incentive Stock Option Plan**

The Company has not adopted a formal incentive option plan, but has granted stock options as described in Note 10. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

7. MINERAL PROPERTIES (CONT'D)

ii) By an Agreement dated August 5, 1999, the Company granted Cora Resources Ltd. ("Cora") a right to earn a 50% interest in four (4) of the above Crown granted mineral claims for consideration of:

- 100,000 shares of Cora's capital stock (received at a price of $0.10 per share); and
- funding exploration expenditures totalling $300,000 on the four (4) Crown granted mineral claims by August 5, 2002.

Upon Cora fulfilling the terms of the Agreement, the Company and Cora will form a Joint Venture to further explore and develop the four (4) Crown granted mineral claims.

b. AR Properties

By an Agreement dated September 14, 2000, the Company acquired a right to earn a 70% interest (subject to a 3% net smelter returns royalty) in sixty (60) mineral claims located in the Whitehorse Mining Division, Yukon for consideration of:

- Cash payments totalling $185,000 as follows:

$ 5,000	on signing of the Agreement (paid);
20,000	upon TSX acceptance;
10,000	on or before October 1, 2001;
25,000	on or before October 1, 2002;
25,000	on or before October 1, 2003;
50,000	on or before October 1, 2004; and
50,000	on or before October 1, 2005.
$ 185,000	

11. RELATED PARTY TRANSACTIONS

a) Management fees of $30,000 (2001 - $30,000) were incurred with a corporation controlled by the President of the Company.

b) Interest of $6,643 (2001 - $2,697) and rent of $19,800 (2001 - $14,400) were incurred with a corporation controlled by an Officer of the Company.

c) Office services of $154 (2001 - $16,303), interest of $407 and accounting fees of $24,217 (2001 - $14,205) were incurred with a corporation controlled by a relative of a Director.

d) Legal fees and disbursements of $87,698 (2001 - $98,712) and interest of $1,638 (2001 - $5,619) were incurred with a law firm in which a partner is related to an Officer of the Company.

e) The mineral property option agreement described in Note 7(a)(ii) is with corporation related by common Directors.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

12. CORPORATE INCOME TAXES

The Company has certain resource related deductions, net of amounts renounced through flow-through share agreements, and other losses, which are available to be offset against future taxable income in Canada. The potential benefit of these deductions are not reflected in these financial statements.

AUTERRA VENTURES INC.
FEBRUARY 28, 2002

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT FEBRUARY 28, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	388,442	$0.225	October 3, 2002
Warrants	3,316,666 •	$0.18	May 5, 2002

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2002:

Common shares in escrow – Nil.

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT JULY 12, 2002:

R. Roland	Director/President
S. Kenwood	Director
V. Berar	Director
T. Torrance	Director
D. Beruschi	Secretary

82-4653

AUTERRA VENTURES INC.
NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Auterra Ventures Inc., (hereinafter called the "Company") will be held at the offices of Beruschi & Company, 501 - 905 West Pender Street, Vancouver, British Columbia on August 30, 2002 at the hour of 10 o'clock in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended February 28, 2002 and the report of the auditor thereon;

(b) To re-appoint Jones Richards & Company, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year; and

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company, 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 22nd day of July, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Raymond Roland"

RAYMOND ROLAND
President

AVAILABLE COPY

AUTERRA VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JULY 22, 2002 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON AUGUST 30, 2002.

This Information Circular is furnished in connection with the solicitation of proxies by management of Auterra Ventures Inc. (the "Company") for use at the Annual General Meeting of Members to be held on August 30, 2002 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notices of Meeting was published on December 20, 2001 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act.*

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE REGISTERED OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Raymond Roland	50,000	Nil	212,221 (Exercisable)	Nil (Exercisable)

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended February 28, 2002 or the current financial year in view of compensating such Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

During the most recently completed financial year, no options to purchase common shares of the Company's capital stock were granted to non-executive Directors.

The following table sets out information with respect to options exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at February 28, 2002.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	10,000	Nil	176,221 (Exercisable)	Nil (Exercisable)

MANAGEMENT CONTRACTS

The Company is a party to a Consulting Contract with Roland Financial Services Ltd., a private British Columbia company wholly-owned by Raymond Roland, whereby Roland Financial Services Ltd. is engaged to perform management services at a fee of $2,500 per month.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended February 28, 2002.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Jones Richards & Company, Certified General Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Jones Richards & Company, Certified General Accountants is the successor accounting firm of Bruce F. Jamieson & Company, Certified General Accountant. Bruce F. Jamieson & Company were first appointed auditors on May 10, 1994.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

MATERIAL TRANSACTIONS SINCE MARCH 1, 2001

Other Related Party Transactions

During the fiscal year ended February 28, 2002, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. The Company incurred management fees of $30,000 with Roland Financial Services Ltd., a private British Columbia company wholly-owned by the President of the Company.

2. The Company incurred rent expenses of $19,800 and interest expenses of $6,643 with Bedo Ventures Ltd., a private British Columbia company wholly-owned by David Beruschi, corporate secretary of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, as of the 22nd day of July, 2002.

AUTERRA VENTURES INC.

"Raymond Roland"

RAYMOND ROLAND
Chief Executive Officer and Chief Financial Officer

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Raymond Roland, Vic Berar and Tom Torrance are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Raymond Roland became the President and Chief Executive Officer of the Company on December 4, 1997. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ended February 28, 2002, February 29, 2001 and February 28, 2000, being the three most recently completed financial years. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Raymond Roland President and CEO	2002	$30,000	Nil	Nil	Nil	Nil	Nil	Nil
	2001	$30,000	Nil	Nil	212,221	Nil	Nil	Nil
	2000	$30,000	Nil	Nil	175,000	Nil	Nil	Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve 10% of the issued Treasury shares of the Company for issuance to Directors and Key Employees pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officers during the most recently completed financial year.

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at February 28, 2002.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. July 22, 2002 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 7,947,757 shares without par value were issued and outstanding, each such share carrying the right to one vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
Raymond Roland	1,524,006	19.17%

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Members, the number for which positions exist on the Company's Board of Directors had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Raymond Roland Vancouver, B.C. President and Director	President, Roland Financial Services Ltd.; Officer and/or Director of several other public companies; Previously Senior Manager, financial services industry banking, Western Canada of a major Canadian chartered bank	September 26, 1997 to date	1,524,006
Stephen Kenwood Surrey, B.C. Director	Professional Geologist	September 26, 1997 to date	Nil
Vic Berar Richmond, B.C. Director	President of Wriason Seals Ltd.	June 10, 1998 to date	216,000
Tom Torrance North Vancouver, B.C. Director	Forest industry consultant; Former Vice-President, Paper Marketing, Donahue Forest Products	April 16, 1998 to date	25,000

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

AUTERRA VENTURES INC.
FEBRUARY 28, 2002

NATURE OF BUSINESS AND LIQUIDITY

Auterra Ventures Inc. is a venture capital company with a mineral exploration business. As all of Auterra's mineral property interests are in the exploration stage, it has no current operating income or cash flow.

RESULTS OF OPERATIONS

Auterra incurred a net loss of $231,588 for the twelve-month period ended February, 2002 as compared to a loss of $223,667 for the comparative period in 2001

RESOURCE PROPERTY INTERESTS

Cairn Gold Properties - British Columbia, Canada

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia. The Kemess North Deposit is now reportedly held by Northgate Exploration Ltd. The Kemess Mine was formerly owned by Royal Oak Mines. The Cairn Property is considered to be highly prospective for gold-copper mineralization similar to the Kemess North Deposit. Royal Oak Mines attempted to acquire an interest in the Cairn Property in1999. Negotiations with Royal Oak Mines were terminated when Royal Oak was unable to meet with Auterra's terms.

In August 1999, Auterra entered into a joint venture agreement with Cora Resources Ltd. for the joint venture development of the Cairn Property. The joint venture provides that upon Cora expending $300,000 in exploration and development costs over a 3-year period it will earn a 50% interest in the Cairn Property.

Subsequent to the quarter-end Auterra and Cora are renegotiating this joint venture agreement to extend the terms granting Cora Resources Ltd. an option for an interest in the Cairn Property.

Castle Mountain Property - North Toodoggone, British Columbia, Canada

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

10. SHARE CAPITAL (CONT'D)

b. The Company completed a Private Placement financing consisting of 490,000 units at a price of $0.50 per unit for a total consideration of $228,500 after payment of a finders fee of $16,500. Each unit consisted of one (1) share and one (1) share purchase warrant exercisable to acquire one (1) additional share at a price of $0.50 per share on or before May 5, 2001.

c. The Company issued 100,000 shares at a price of $0.225 per share for the acquisition of the AR mineral claims described in Note 7b.

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's stock options as of February 28, 2002 and February 28, 2001 and changes during the years then ended is as follows:

	February 28, 2002		February 28, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	774,442	$ 0.19	386,000	$ 0.15
Granted	-	-	388,442	0.225
Exercised	(60,000)	(0.15)	-	-
Forfeited/cancelled	(326,000)	(0.15)	-	-
Options outstanding, end of year	388,442	$ (0.225)	774,442	$ 0.19

At February 28, 2002, the Company has outstanding stock options exercisable to acquire 388,442 shares at a price of $0.225 per share on or before October 3, 2002.

Warrants

The Company has outstanding share purchase warrants exercisable to acquire 3,316,666 shares as follows:

Number of Shares	Exercise Price	Expiry Date
3,316,666*	$ 0.18	May 5, 2002

* 26,667 warrants exercised subsequent to year end, the remaining 3,289,999 warrants subsequently expired unexercised.

7. MINERAL PROPERTIES (CONT'D)

- 100,000 shares of the Company's capital stock (issued at a price of $0.225 per share); and

- Incurring exploration and development expenditures totalling $250,000 as follows:

$ 40,000	on or before March 1, 2001 (incurred);
40,000	on or before March 1, 2002;
40,000	on or before March 1, 2003;
40,000	on or before March 1, 2004; and
90,000	on or before March 1, 2005.
$ 250,000	

This agreement is in default. However, notice of termination has not been received from the Optionor.

c. Haines Gabbro Properties

By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company acquired from LMX Resources Ltd. ("LMX") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Bay Mining District of Ontario for consideration of:

- $15,000 cash due pursuant to the Underlying Agreement on or before May 23, 2001 (paid);
- $41,720 cash to satisfy previously incurred drill program costs (paid);
- 200,000 shares of the Company's capital stock within five (5) days of TSX approval of this agreement;
- curing certain assessment defaults;
- cash payments totalling $95,000 due under the Underlying Agreement through April 2004;
- providing LMX with a 5% carried interest up to the date of completion of a mining feasibility study; and
- providing LMX with a one time option to acquire a 5% participating interest in the property by paying the Company an amount equal to 10% of all expenditures incurred in connection with the property from the date of acceptance of this Agreement.

1. NATURE OF BUSINESS AND CONTINUED OPERATIONS

Auterra Ventures Inc. (the "Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition and development of mineral properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
February 28, 2002	$ 2,240,129	$ (239,428)
February 28, 2001	$ 2,008,541	$ (6,316)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

Exploration costs renounced due to flow-through share subscription agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

b. Values

The amounts shown for mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

AUTERRA VENTURES INC.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED FEBRUARY 28, 2002
(With comparative audited figures for the year ended February 28, 2001)

	2002	2001
ADMINISTRATION COSTS:		
Accounting and audit	$ 30,738	$ 22,753
Amortization	4,064	2,342
Consulting	1,250	1,625
Interest	8,688	9,510
Management fees	30,000	30,000
Office and miscellaneous	7,234	28,774
Legal fees	88,179	98,712
Rent	19,800	14,400
Transfer agent and filing fees	7,323	11,991
Travel and promotion	19,359	6,546
	216,635	226,653
OTHER ITEMS:		
Bad debt	15,500	249
Gain on settlement of debt	-	(9,405)
Interest income	(2,735)	(4,185)
Interest on long term debt	578	3,733
Loss on write-down of marketable securities	-	6,000
Loss on write-off of mineral properties	1,610	-
Mineral property examination costs	-	622
NET LOSS FOR THE YEAR	231,588	223,667
DEFICIT AT BEGINNING OF YEAR	2,008,541	1,784,874
DEFICIT AT END OF YEAR	$ 2,240,129	$ 2,008,541
Loss per share	$ (0.03)	$ (0.03)

The accompanying notes are an integral part of these financial statements.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedules B & C

ISSUER DETAILS:

Name of Issuer	AUTERRA VENTURES INC.
Issuer Address	501 – 905 West Pender Street, Vancouver, BC V6C 1L6
Issuer Telephone Number	(604) 669-3116
Contact Person	Raymond Roland
Contact Position	President
Contact Email Address	N/A
Web Site Address	N/A
Contact Telephone Number	(604) 669-3116
For Quarter Ended	February 28, 2002
Date of Report (yy/mm/dd)	02/07/12

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

RAYMOND ROLAND	*"Raymond Roland"*	2002/07/18
NAME OF DIRECTOR		DATE SIGNED (YY/MM/DD)
STEVE KENWOOD	*"Steve Kenwood"*	2002/07/18
NAME OF DIRECTOR		DATE SIGNED (YY/MM/DD)